Exhibit 99.2

Kazia Therapeutics Limited ("Kazia") is a Sydney-based clinical-stage oncology company focused on high- need cancers of the central nervous system and select aggressive solid tumors. Founded in 2016, the company is dedicated to advancing transformative therapies by harnessing next-generation science, disciplined development, and a commitment to clinical impact. Our mission is to redefine cancer treatment by moving beyond conventional pathway inhibition toward therapeutic reprogramming of cancer biology by targeting regulatory drivers of growth, immune escape, and relapse to deliver more durable outcomes for patients with the greatest unmet need. Financial Insights Cash & Cash Equivalents: ~ US$46 million (Runway expected to fund planned operations into 2029, excluding additional or expanded trials) Debt: No outstanding debt Ticker: KZIA (NASDAQ) American Depository Shares Outstanding: ~ 11.4 million Key Investment Highlights • Portfolio/Pipeline: The portfolio includes two clinical-stage small- molecule programs: (1) paxalisib, a brain-penetrant dual inhibitor of the PI3K/AKT/mTOR pathway, a critical signaling route that helps cancer cells grow and multiply, licensed from Genentech, and (2) EVT801, a selective vascular endothelial growth factor receptor 3 (VEGFR3) inhibitor discovered by Sanofi and licensed from Evotec SE. Additionally, Kazia has an exclusive collaboration and in-licensing agreement with QIMR Berghofer for a first-in-class PD-L1 protein degrader platform (lead compound NDL2), alongside worldwide rights to combination IP that covers pairing PI3K inhibitors with other cancer therapies including immunotherapies and PARP inhibitors. • Partnerships and Collaborations: Simcere (Greater China), Sovargen (select neurology), QIMR Berghofer (first-in-class PD- L1 degrader platform, research collaborations), Pacific Pediatric Neuro-Oncology Consortium, Memorial Sloan Kettering Cancer Center, Johns Hopkins Medicine, and Dana-Farber Cancer Institute. • Proven Leadership: Dr. John Friend, CEO, and Jeffrey Kraws, Head of Corporate Strategy & Development, bring clinical, operational, and market expertise to support current and future phases of development. • Intellectual Property: Kazia and its partners maintain a global intellectual property portfolio supporting development and durable competitive positioning. Beyond Inhibition. Reprogramming Cancer Control. Disclaimer: This Fact Sheet may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this Fact Sheet, including statements regarding our expectations of our financial results for the six months ended December 31, 2025, clinical trial results, strategy, future operations, future financial position, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements involve a number of risks, uncertainties (many of which are beyond Kazia's control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including risks related to clinical trial delays, failure to achieve desired endpoints, regulatory setbacks or delays, financing risks, our dependence on certain partners and collaborators and clinical data variability, and other risks including the risks detailed in the filings we make with the Securities and Exchange Commission from time to time, including under the heading "Risk Factors" in our most recent Annual Report of Form 20-F. There can be no assurance that the future developments affecting Kazia Therapeutics will be those that we have anticipated. Except as required by law, Kazia Therapeutics does not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Furthermore, this Fact Sheet is intended to be used solely for informational purposes and does not constitute an offer, or solicitation of an offer, to sell any securities at any time. Some of the information contained in this Fact Sheet may be derived from industry sources. While we believe that such information is accurate and that the sources from which it has been obtained are reliable, we cannot guarantee the accuracy of such information, as we have not independently verified such information.

Milestones & Anticipated Catalysts

Q4 2025 Pricing of $50 million private placement of equity securities

Q1 2026 Clinical trial update; Complete metabolic response in stage IV TNBC expanded access patient and 2 partial responses in metastatic TNBC Phase 1b study

Q1 2026 PD-L1 protein degrader platform update

Q2 2026 Update from FDA discussion regarding paxalisib commercial and development path forward in GBM

Q2 2026 Advancement of NDL2 PD-L1 degrader program toward IND-enabling studies

2H 2026 Readouts from neuro-oncology focused clinical trials in patients with GBM and brain metastases

2H 2026 Clinical efficacy and biomarker data from ongoing Phase 1b breast cancer study

2H 2026 Provide update of paxalisib pre-clinical development into additional breast cancer subtypes

2H 2026 Publication/Presentation of translational data supporting therapeutic reprogramming strategy for paxalisib

Pipeline Snapshot

Paxalisib*
Investigational, small molecule, brain-penetrant dual PI3K / mTOR inhibitor with epigenetic and immunomodulatory activity licensed from: Genentech

Indication	Preclinical / Phase 1 / Phase 2 / Phase 3 / Market	Collaborators / Sponsors	Anticipated
Advanced Breast Cancer *Triple Negative Breast Cancer & HER2-*	1 study (Phase 1)	QIMR Berghofer Medical Research Institute	Further Update YE26
Glioblastoma & IDH-Mutant Glioma *Common primary brain cancer*	3 studies (Phase 3)	Weill Cornell Medicine; Global Coalition for Adaptive Research; The University of Sydney	Further Update YE26
DIPG / Advanced Solid Tumors *Childhood brain cancer*	3 studies (Phase 2)	Pacific Pediatric Neuro-Oncology Consortium; St. Jude Children's Research Hospital; ANZCHOG	Further Update YE26
AT / RT *Childhood brain cancer*	1 study (Phase 2)	Pacific Pediatric Neuro-Oncology Consortium; Johns Hopkins Medicine	Further Update YE26
Brain Metastases *Cancer that spreads to brain from elsewhere*	3 studies (Phase 2)	NIH National Cancer Institute; Dana-Farber Cancer Institute; Memorial Sloan Kettering Cancer Center	Further Data YE26
Primary CNS Lymphoma *Form of non-Hodgkin's lymphoma*	1 study (Phase 2)	Dana-Farber Cancer Institute	Initial Data YE26

PD-L1 Protein Degrader Platform
Investigational, peptide molecule, targeting intracellular PD-L1 protein licensed from: QIMR Berghofer Medical Research Institute

Indication	Preclinical / Phase 1 / Phase 2 / Phase 3 / Market	Collaborators / Sponsors	Anticipated
NDL2* *Optimized PD-L1 protein degrader*	Preclinical	QIMR Berghofer Medical Research Institute	Update YE26

EVT801*
Investigational, small molecule, highly selective / highly specific inhibitor of VEGFR3 licensed from: evotec

Indication	Preclinical / Phase 1 / Phase 2 / Phase 3 / Market	Collaborators / Sponsors	Anticipated
Advanced Solid Tumors *Patients w/ highly treatment-resistant cancer*	Phase 1	Institut Universitaire du Cancer de Toulouse Oncopole; Centre Léon Bérard	Final Data Q425

IDH: Isocitrate dehydrogenase, DIPG: Diffuse Intrinsic Pontine Glioma, AT / RT : Atypical Teratoid Rhabdoid Tumor, CNS: central nervous system, VEGFR3: vascular endothelial growth factor receptor 3
*Product candidates (not approved)

KAZIA THERAPEUTICS
MARCH 2026 | Rev 02
www.kaziatherapeutics.com
ir@kaziatherapeutics.com